SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File Number: 001-16201

THE GLOBAL CROSSING

EMPLOYEES’ RETIREMENT SAVINGS PLAN

435 West Commercial Street

East Rochester, NY 14445

(Full title and address of the Plan)

GLOBAL CROSSING LTD.

(Name of the issuer of the securities held pursuant to the Plan)

Wessex House

45 Reid Street

Hamilton HM12 Bermuda

(Address of principal executive office of the issuer)

THE GLOBAL CROSSING

EMPLOYEES’ RETIREMENT SAVINGS PLAN

ROCHESTER, NEW YORK

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator of The

Global Crossing Employees’ Retirement Savings Plan

We have audited the accompanying statement of net assets for benefits of The Global Crossing Employees’ Retirement Savings Plan (the “Plan”) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The statement of net assets available for benefits of The Global Crossing Employees’ Retirement Savings Plan as of December 31, 2000 was audited by other auditors whose report, dated June 8, 2001, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in its net assets available for benefits, for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations on Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 10 to the financial statements, on January 28, 2002, the Plan’s sponsor and its parent corporation filed for bankruptcy protection under Chapter 11 of the United States Code. In addition, certain individuals associated with the Plan and its sponsor have been named in a civil enforcement action under Section 502(a) of the Employee Retirement Income Security Act of 1974. The United States Department of Labor (the DOL) has also commenced an investigation of certain benefit plans maintained by the Plan sponsor and its parent corporation. The ultimate outcome of these matters cannot presently be determined.

Respectfully Submitted,

/S/    INSERO, KASPERSKI, CIACCIA & CO., P.C.

Insero, Kasperski, Ciaccia & Co., P.C.

Certified Public Accountants

Rochester, New York

September 19, 2002, except for Note 10, as to which the date is April 30, 2003

THE GLOBAL CROSSING

EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS
Investments, at Fair Value:
Registered Investment Companies	$70,180,314	$111,840,622
Common/Collective Trust	56,752,648	82,418,337
Global Crossing Ltd. Common Stock	—	83,149,787
Participant Loans	6,033,265	9,515,414

Total Investments	132,966,227	286,924,160

Transfer from Other Global Crossing Sponsored Plans	24,564,328	—

Receivables:
Participant Contributions	627,271	838,111
Employer Contributions	811,210	326,980
Transfer Receivable-Global Crossing 401(k) Plan	6,330,930	—

Total Receivables	7,769,411	1,165,091

Net Assets Available for Benefits	$165,299,966	$288,089,251

The accompanying notes are an integral part of this financial statement.

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EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

Additions:
Additions to Net Assets Attributed to:
Investment Income:
Dividends	$4,952,772
Interest	564,041

5,516,813

Contributions:
Participants	36,429,013
Employer	24,227,933

60,656,946

Total Additions	66,173,759
Deductions:
Deductions from Net Assets Attributed to:
Benefits Paid to Participants	33,334,309
Excess Contributions	1,173
Net Depreciation in Fair Value of Investments	129,229,026
Loan Fees and Other Expenses	42,153

Total Deductions	162,606,661

Net Decrease Prior to Fund Transfers	(96,432,902)
Transfer from Other Global Crossing Sponsored Plans	30,706,409
Transfer to Non-Global Crossing Sponsored Plans	(57,062,792)

Net Decrease	(122,789,285)
Net Assets Available for Benefits:
Beginning of Year	288,089,251

End of Year	$165,299,966

The accompanying notes are an integral part of this financial statement.

THE GLOBAL CROSSING

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 1	Description of Plan

The following brief description of The Global Crossing Employees’ Retirement Savings Plan (the “Plan” (formerly the Frontier Group Employees’ Retirement Savings Plan)) is provided for general information purposes only. Participants should refer to the plan document for more complete information. The Plan is a defined contribution plan established by the former Frontier Corporation (now known as Global Crossing North America, Inc.) (“GCNA”) effective March 1, 1994. The Plan Sponsor is Global Crossing, Ltd, which is the parent company of GCNA (“GCL” and together with its consolidated subsidiaries, the “Company”). The Plan was amended and restated effective January 1, 1999. The Plan was subsequently restated in the form of a working copy, effective January 1, 2002. The working Copy was submitted to the I.R.S. on February 28, 2002 for a favorable determination letter. The request is still pending as of the date of these financial statements. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Administration

The Plan is administered by the Company’s Employee Benefits Committee whose members are appointed by the Company’s Board of Directors, however, prior to October 11, 2000 the Plan was administered by GCNA’s Employees Benefits Committee whose members were appointed by GCNA’s Board of Directors. Through December 31, 2001, the Trustee of the Plan was Putnam Fiduciary Trust Company (the “Trustee”). Effective January 1, 2002, the Plan Trustee is Fidelity Management and Trust Company (“Fidelity”).

Assets Held in Trust and Funding Policies

Through December 31, 2001, all plan assets were held in trust by the Trustee. Among other duties, the Trustee is responsible for the custody, recordkeeping, investing of the Plan assets and for payment of benefits to eligible participants. All contributions are invested by the Trustee as designated by the Plan participants.

The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis or on an after-tax basis.

Through December 31, 2001, upon enrollment in the Plan, a participant may direct contributions into the following investment options:

Putnam Income Fund—

Funds are primarily invested in corporate bonds and U.S. government and agency obligations.

Putnam Global Growth Income—

Funds are primarily invested in foreign and domestic common stock.

Putnam Voyager Fund—

Funds are invested in emerging growth companies and opportunity stocks.

THE GLOBAL CROSSING

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 1	Description of Plan—Continued

Assets Held in Trust and Funding Policies—Continued

Putnam Fund for Growth & Income—

Funds are primarily invested in common stocks.

Putnam Asset Allocation Fund Balanced Portfolio—

Funds are invested in stocks, bonds, and money market instruments.

Putnam S&P 500 Index Fund—

Funds are primarily invested in stocks listed in the S&P 500 Index.

Stable Value Fund—

Funds are invested in a diversified portfolio of high-quality stable value investments offering price stability and liquidity.

Global Crossing Ltd. Common Stock—

Funds are invested in common stock of GCL. In 2002, the Plan’s sponsor elected to freeze this option so that Plan participants can no longer allocate contributions to purchase common stock of GCL, however, participants are not required to liquidate shares of GCL’s common stock purchased prior to this date. See Note 6, Investments, concerning the Plan’s valuation of GCL’s common stock.

The shares of common stock in Global Crossing Ltd. are qualifying employer securities as defined by ERISA. Each individual’s investment in these funds is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund’s activity allocated to participants on a pro rata basis. Therefore the plan does not record activity on a unit value basis.

The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16 percent, subject to maximum contributions imposed by the Internal Revenue Code.

Individual accounts which record the participant’s contributions, the earnings on all contributions, and the amount of the participant’s interest in each fund, are maintained for each participant. The participant’s contributions during a month are allocated directly to his or her individual account when the Trustee receives contributions. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

Employer contributions consist of three components:

THE GLOBAL CROSSING

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 1	Description of Plan—Continued

Assets Held in Trust and Funding Policies—Continued

Company Fixed Contributions—

Through December 31, 2000, each payroll period, the Company contributed 0.5 percent of the payroll period compensation for each of its employees who were eligible to participant in the Plan.

For the year ended December 31, 2001, only those participants that were transferred to Citizens Communications Company received the fixed rate contribution, through the effective date of the sale (See Note 8).

Company Matching Contributions—

Each payroll period, the Company contributed an amount equal to 100 percent of participant contributions, up to the first 6 percent of compensation. Subsequent to December 31, 2001, the Plan’s sponsor amended the Plan to provide for a discretionary, not mandatory match as determined by the Board of Directors.

Company Profit Sharing Contributions—

Each plan year, the Company may elect to make a profit sharing contribution to participant accounts based on the Company’s performance.

There were no profit sharing contributions for 2001.

Through December 31, 2001, all employer contributions were invested initially in Global Crossing Ltd. common stock. All employer contributions invested in this fund must remain for five years, so long as the Plan participant is an active employee, after which time the participant may elect to transfer the amounts to any of the other funds or retain the amounts in this fund. If the participant terminates service with the Company, he or she may elect to transfer the amounts in Global Crossing Ltd. common stock to any other funds or retain the amounts in Global Crossing Ltd. stock. See Note 6, Investments, concerning the Plan’s valuation of GCL’s common stock.

Subsequent to December 31, 2001, the Plan’s sponsor amended the Plan in order to allow employer matching contributions to follow the individual participant investment selections as opposed to being invested in GCL common stock. In addition, the five year holding restriction discussed in the paragraph previous was eliminated.

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EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 1	Description of Plan—Continued

Assets Held in Trust and Funding Policies—Continued

Effective January 1, 2002, in accordance with the change in Trustee, Plan participants have the following investment options available under Fidelity:

Managed Income Fund

Fidelity Equity Income Fund

Fidelity Growth Company Fund

Fidelity Diversified International Fund

Fidelity Dividend Growth Fund

Fidelity Mid-Cap Stock Fund

Fidelity Freedom 2020 Fund

Spartan US Equity Index Fund

Fidelity US Bond Index Fund

Fidelity Freedom 2040 Fund

Fidelity Freedom Income Fund

Fidelity Freedom 2000 Fund

Fidelity Freedom 2010 Fund

Fidelity Freedom 2030 Fund

Eligibility

All nonbargaining employees, except for temporary, summer, and leased employees that are scheduled to work 1,000 hours or more, are eligible to participate in the Plan upon the first of the month after 30 days of employment.

The Plan allows the Company’s Employee Benefits Committee to transfer participant accounts from plans in which the participants are no longer eligible to participate into a substantially similar 401(k) plan sponsored by the Company or any corporation/business entity in which the Company has a 50 percent or more ownership or profits interest. These transfers are included in the statement of changes in net assets available for benefits, as transfers from other company sponsored plans.

Contributions and Vesting

Participants are immediately 100 percent vested in their individual accounts, whether derived from participant contributions, employer matching contributions or earnings thereon.

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EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 1	Description of Plan—Continued

Payment of Benefits

Payment of benefits generally begins upon termination of service and attaining normal retirement age (65). A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years. However, a participant who has reached age 59 ½, but who has not yet terminated employment, may withdraw all or a portion of his or her accumulated account balance in accordance with the terms of the Plan. In-service withdrawals are also permitted under other limited circumstances such as financial hardship.

If upon termination of service, a participant does not attain normal retirement age and the participant’s vested account balance is greater than $5,000, the participant may elect to leave their vested account in the Plan, receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code (“IRC”), or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance is less than $5,000, the balance must be distributed to the participant as soon as administratively feasible.

Participant Loans

Loans are available to participants in the Plan on a nondiscriminatory basis. Participant loans cannot exceed the lesser of 50 percent of the vested amounts in the participant’s account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. The interest rate on loans is established based on the prime rate, under current plan provisions. Interest paid on the loan is credited to the borrower’s account and the participant does not share in the income of the Plan’s assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant’s principal residence.

Administrative Expenses

Significant expenses associated with the Plan are paid by the Company.

Note 2	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Contributions and Benefits Paid

Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits are recorded when paid.

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EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 2	Summary of Significant Accounting Policies—Continued

Contributions and Benefits Paid—Continued

Participants may receive distributions in cash or in common stock for amounts invested in Global Crossing Ltd. common stock. Purchases and sales of securities are recorded on the trade date.

Investment Valuation and Income Recognition

Investments in mutual funds are valued based on the Plan’s pro rata share of fund equity as determined by the Trustee, based on market quotes. Investments in common/collective trust funds are stated at estimated fair values, which represent the net asset value of shares held by the Plan at year-end. Realized gains and losses from the sale of investments are computed using the participant’s cost basis in the investment aggregated at the plan level. Net appreciation (depreciation) in investments for the period or year reflected in the Statement of Changes in Net Assets Available for Benefits represents the change in the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year. Participant loans are valued at cost, which approximates fair value.

The Plan provides for investments which, in general, are exposed to various risks, such as interest rate, credit and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Dividend income is recognized on the ex-dividend date. Interest income is recognized when earned. Purchases and sales are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 3	Transactions With Parties-In-Interest

The Plan’s holdings of Global Crossing Ltd. common stock, the Putnam Investment, Inc. common/collective trust, and the Putnam Investments, Inc. registered investment company funds are party-in-interest investments.

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EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 3	Transactions With Parties-In-Interest—Continued

As of December 31, 2001, the Plan held 10,489,196 shares of Global Crossing Ltd. common stock with a market value (at December 31, 2001) of $8,810,924 (See Note 6). As of December 31, 2000, the Plan held 5,809,912 share of Global Crossing Ltd. common stock at a market value of $83,149,787.

Note 4	Tax Status

The Plan obtained its latest determination letter on February 14, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination, however, the plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. A request for a new determination letter was submitted to the I.R.S. on February 28, 2002, the result of which is still pending. See Note 1, Description of Plan.

Note 5	Benefits Payable

In accordance with generally accepted accounting principles, obligations to terminated employees for claims approved but not yet paid are not shown as a plan liability (not as a reduction of net assets available for benefits) and totaled $-0- and $855,286 at December 31, 2001 and 2000, respectively.

Note 6	Investments

The fair market value of the individual investments that represent 5 percent or more of the Net Assets Available for Benefits at December 31, 2001 and 2000 is as follows:

	2001	2000
Putnam Global Growth Fund	$14,974,863	$26,792,883
Putnam Voyager Fund	36,457,175	64,562,652
Putnam Income Fund	9,043,632	10,904,453
Putnam S&P 500 Index Fund	27,099,784	41,626,967
Stable Value Fund	29,652,864	40,791,370
Global Crossing Ltd. Common Stock	—	83,149,787

	$117,228,318	$267,828,112

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EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 6	Investments—Continued

During 2001, the Plan’s investments (including unrealized and realized gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $129,229,026 as follows:

Mutual Funds	$23,934,363
Common Stock	100,526,771
Common/Collective Trust	4,767,892

$129,229,026

Subsequent to December 31, 2001, GCL and certain of its affiliates, including GCNA, filed for bankruptcy protection (see Note 10) on January 28, 2002. In addition, on August 9, 2002, the Bankruptcy Court approved a proposal for Hutchison Telecommunications Limited (“Hutchison”) and Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”) to purchase Global Crossing Ltd. and its affiliates. The terms of the agreement will be implemented through the plan of reorganization. Existing common equity and preferred shareholders of the Company will not participate in the new capital structure. Accordingly, a full valuation reserve has been recorded at December 31, 2001 to reduce the value of the Plan’s Global Crossing, Ltd. common stock to zero.

Note 7	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts.

Note 8	Plan Mergers

The accompanying financial statements include the net assets of the Global Crossing 401(k) Plan, the IPC Information Systems 401(k) Profit Sharing Plan and the Frontier Group Bargaining Unit Employees’ Retirement Savings Plan. These Plans were terminated effective December 31, 2001 and the net assets merged into the Global Crossing Employees’ Retirement Savings Plan. The amounts are included in the Statement of Changes in Net Assets Available for Benefits as a transfer in the amount of $30,706,409.

In 2001, the Company sold its Incumbent Local Exchange Carriers (“ILEC”) business to Citizens Communications Company. In addition, the Company sold its complex web hosting services business, Global Center, Inc., to Exodus Communications, Inc. Under the terms of these agreements, the assets attributable to the related participants were transferred to plans sponsored by Citizens and Exodus. Total amounts transferred were $57,062,792 and are reflected as a transfer out on the accompanying Statement of Changes in Net Assets Available for Benefits.

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EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 9	Nondiscrimination Testing

As of the date of these financial statements, the Plan has not completed the nondiscrimination testing for the Plan year ended December 31, 2001.

Note 10	Subsequent Events and Uncertainties

Subsequent to the original issuance of the Plan’s 2001 financial statements and the report thereon dated September 19, 2002, certain information related to subsequent events and uncertainties disclosed in the footnotes to the originally issued financial statements has been updated for events through the date of this footnote, April 30, 2003, as follows:

Bankruptcy Filings

On January 28, 2002, GCL and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) (Case Nos. 02-40187(REG) through 02-40241(REG)). The Debtors continue to manage their properties and operate their businesses as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. On the same date, GCL and certain of its Bermuda subsidiaries commenced insolvency proceedings in the Supreme Court of Bermuda (the “Bermuda Court”) (Case Nos. 2002:28 through 2002:39).

On April 24, August 4 and August 30, 2002, GT U.K. Ltd., SAC Peru S.R. L., and an additional 23 subsidiaries of GCL, respectively, filed voluntary petitions for relief under the Bankruptcy Code in the Bankruptcy Court (Case Nos. 02-11982 (REG), 02-13765 (REG) and 02-14268 (REG) through 02-14290 (REG)) in order to coordinate the restructuring of those companies with the restructuring of the existing debtors. These subsidiaries will follow the same guidelines and requirements as the Debtors and be included in the disclosure information of the Debtors as of their respective filing dates. Furthermore, certain of these subsidiaries commenced insolvency proceedings in the Bermuda Court (Case Nos. 2002:326 through 2002:329) on September 4, 2002.

Plan of Reorganization

On September 16, 2002, the Company filed a Chapter 11 Plan of Reorganization (the “Reorganization Plan”) and accompanying disclosure statement (the “Disclosure Statement”) with the Bankruptcy Court. On October 17, 2002, the Company filed an amended Reorganization Plan and amended Disclosure Statement. The proposed Reorganization Plan implements the terms of the Purchase Agreement, dated as of August 9, 2002 and amended on December 20, 2002 (the “Purchase Agreement”), among the Company, Hutchison, and ST Telemedia. Under the Purchase Agreement, Hutchison and ST Telemedia contracted to invest a total of $250 million for a 61.5 percent majority interest in a newly formed company upon the Company’s emergence from bankruptcy. Under the Reorganization Plan, the newly formed company will own the Company’s operating businesses and assets.

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EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 10	Subsequent Events and Uncertainties—Continued

Plan of Reorganization—Continued

The terms of the Purchase Agreement also provide that the Company’s banks and unsecured creditors will receive 38.5 percent of the common equity in the newly constituted company, approximately $318 million in cash, and $200 million of new debt in the form of senior secured notes. The Purchase Agreement provides for certain terms and conditions, including complying with specific financial covenants to be met through December 31, 2002, and obtaining regulatory approvals. The Purchase Agreement also contains standard representations, warranties, and covenants and contemplates that the Company will retain its non-core businesses

In the event regulatory approval of the proposed investment by Hutchison and ST Telemedia has not been obtained by April 30, 2003, the Purchase Agreement permits (but does not require) the Company, Hutchison, or ST Telemedia to terminate its obligations thereunder. In the event Hutchison or ST Telemedia terminates its obligations, the remaining investor has the right to assume all the rights and obligations of the terminating investor. As of the date hereof, the Company has not obtained all the regulatory approvals necessary to complete the transaction. On April 30, 2003, Hutchison withdrew from the Purchase Agreement and ST Telemedia assumed all of Hutchison’s rights and obligations. As a result, ST Telemedia will increase its original $125 million investment to a total of $250 million for a 61.5 percent majority interest in a newly formed company upon the Company’s emergence from bankruptcy. The Company intends to seek regulatory approval of the transaction based on ST Telemedia as the sole investor. A copy of the Purchase Agreement is on file with the Bankruptcy Court and is attached to the Plan as Exhibit E. Reference is made to the Purchase Agreement for a more complete description of its terms and conditions.

The Reorganization Plan also implements an agreement in principle as to the allocation of the cash, new debt, and common equity provided under the Purchase Agreement among the Company’s prepetition creditor constituencies. Existing common equity and preferred shareholders of the Company will not participate in the new capital structure. Reference is made to the Reorganization Plan and Disclosure Statement for a complete description of such allocations. On October 21, 2002, the Bankruptcy Court approved the Disclosure Statement (as amended) and related solicitation procedures. On October 28, 2002, the Company commenced solicitation of acceptances and rejections of the Reorganization Plan. On December 17, 2002, the Bankruptcy Court confirmed the Reorganization Plan, subject to the entry of a formal confirmation order and documentation of the resolution of any outstanding objections. One of the objections that was settled was a dispute between the Company and Citizens Communications Company (“Citizens”) under which the Company agreed to transfer the relevant assets related to the Frontier Corporation Plan for Employees’ Pension and Death Benefits to Citizens as originally contemplated by the purchase agreement under which Citizens purchased the local exchange operations of the Company. Such transfer occurred on February 3, 2003, subject to any necessary adjustments to “true-up” the amount transferred. On December 27, 2002, the conditions specified by the Bankruptcy Court on December 17, 2002 were met and as a result the Bankruptcy Court entered the order confirming the Company’s Reorganization Plan.

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EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 10	Subsequent Events and Uncertainties—Continued

Schemes of Arrangement in Bermuda

On October 24, 2002, GCL and each of the other Bermuda subsidiaries that have commenced insolvency proceedings in the Bermuda Court (the “Bermuda Debtors”) were granted approval by the Bermuda Court to hold meetings of their creditors for the purpose of considering and voting upon schemes of arrangement (the “Schemes”). A Scheme is a compromise or arrangement between a company and some or all of its creditors. The meetings to consider and vote upon each of the Schemes were held in Bermuda on November 25 and 28, 2002. The requisite majorities of creditors approved all of the Schemes. Subsequently, an application was made to the Bermuda Court to have the Schemes sanctioned (i.e. approved, a step equivalent to the Confirmation order), and on January 3, 2003 all of the Schemes were sanctioned by the Bermuda Court. Under the terms of the Schemes the creditors of the Bermuda Debtors will receive a distribution on the same terms as proposed in the Reorganization Plan.

Appointment of Examiner and Independent Public Accountant

By order dated November 20, 2002, the Bankruptcy Court directed the appointment of an examiner. On November 25, 2002, the United States Trustee appointed Martin E. Cooperman, a partner of Grant Thornton LLP (“GT”), as the Examiner. Mr. Cooperman and the Audit Committee of the Board of Directors of GCL retained Grant Thornton LLP to assist the Examiner. In general, the Examiner’s role is limited to reviewing the financial statements of the Company for the fiscal years ended December 31, 2001 and December 31, 2002, and earlier periods if any restatement of those periods is necessary. As part of his role, the Examiner, with the assistance of GT, will audit any revised financial statements and issue a report as to such financial statements. Separately, on November 27, 2002, the Examiner and the Audit Committee of the Board of Directors filed an application with the Bankruptcy Court to retain GT as the independent auditors of the Company effective as of November 25, 2002. The Bankruptcy Court approved this application on December 11, 2002 and an engagement letter formalizing GT’s appointment was executed on January 8, 2003. The Examiner’s first interim report to the Bankruptcy Court was filed on February 24, 2003.

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NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 10	Subsequent Events and Uncertainties—Continued

Litigation

Subsequent to December 31, 2001, several lawsuits were filed against present and former directors, officers, and employees of GCL or its affiliates. These lawsuits were filed in the United States District Courts for the Central District of California and the Western District of New York for civil enforcement under Section 502(a) of the Employee Retirement Income Security Act of 1974 (ERISA), on behalf of past and present participants in The Global Crossing Employees’ Retirement Savings Plan and its predecessors. The Global Crossing Employees’ Retirement Savings Plan has not been named as a defendant in any of these actions as of the date of these financial statements. However, the individual defendants include certain members of the Global Crossing Employee Benefits Committee, which is responsible for administering the benefit plans of GCL and its subsidiaries. On September 6, 2002, the Multidistrict Litigation (“MDL”) Panel issued an order transferring a number of these ERISA class actions (as well as class actions brought on behalf of shareholders containing factual allegations found in the ERISA class actions) to the Honorable Gerald E. Lynch of the United States District Court for the Southern District of New York for consolidation and/or coordination of pre-trial proceedings. Following an initial conference held on November 4, 2002, Judge Lynch established a schedule for the submission of briefs on certain preliminary matters, including the scope of consolidation of the actions and the appointment of lead plaintiffs and their counsel. On December 13, 2002, Judge Lynch issued an order consolidating the ERISA class actions separate from the shareholder actions, with the exception of one action involving the Frontier Group Bargaining Unit Employees’ Retirement Savings Plan, which will be coordinated for pretrial purposes with the other ERISA actions but not consolidated with those actions in a single complaint. The December 13, 2002 order also set a schedule for the submission of amended and consolidated complaints and for briefing on motions to dismiss those complaints. On January 27, 2003, the ERISA plaintiffs in the consolidated actions filed a consolidated complaint alleging various breaches of fiduciary duty with respect to the ERSP and its predecessor plans and stated that the plaintiffs intend to pursue claims against GCL at a later date. The outcome of these actions against the individual defendants and the impact of these actions, if any, on these financial statements are uncertain as of the date of these financial statements.

United States Department of Labor Investigation

In February 2002, the United States Department of Labor (the DOL) commenced an investigation of certain of GCL’s benefit plans including the Global Crossing Employee Retirement Savings Plan. The DOL has issued subpoenas to the Company for the production of documents related to the Plans and the Company has produced documents to the DOL in response to the subpoenas. In addition, a number of current and former officers and employees of the Company have been interviewed by the DOL’s staff. The DOL’s inquiry is ongoing and as of the date of these financial statements, the DOL has not made a formal assertion of any claim against GCL or the Plan. The outcome of this DOL action and its impact, if any, on these financial statements is uncertain as of the date of these financial statements.

THE GLOBAL CROSSING

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 10	Subsequent Events and Uncertainties—Continued

Other Matters

On April 2, 2002 GCL announced that the filing with the Securities and Exchange Commission (the “SEC”) of its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 would be delayed. Arthur Andersen LLP (“Andersen”), GCL’s independent public accountants at the time, had previously informed GCL that Andersen would not be able to deliver an audit report with respect to GCL’s financial statements for the year ended December 31, 2001 contained in the Annual Report on Form 10-K until the completion of an investigation by a special committee of GCL’s board of directors into allegations regarding the Company’s accounting and financial reporting practices made by a former employee of the Company. Among these allegations are claims that the Company’s accounting for purchases and sales of fiber optic capacity and services with its carrier customers (“concurrent transactions”) has not complied with Accounting Principles Generally Accepted in the United Stated of America (“US GAAP”).

During June 2002, Andersen informed GCL and the audit committee of its board of directors that Andersen’s conviction for obstruction of justice would effectively end the firm’s audit practice and, as a result, Andersen expected that it would cease practicing before the SEC by August 31, 2002. Andersen has ceased such practice and, as a result, Andersen is unable to provide an audit report with respect to the Company’s financial statements for the year ended December 31, 2001. In recognition of these investigations, the cessation of Andersen’s audit practice and in light of the demands of the bankruptcy process, the Company has not yet completed preparation of its financial statements and other disclosures required in the Form 10-K.

The Los Angeles office of the SEC is inquiring into the Company’s concurrent transactions, as well as various accounting and disclosure issues relating to such transactions. The U.S. Attorney’s Office for the Central District of California also has been investigating these matters. The Company has produced documents to the SEC and the U.S. Attorney in connection with these inquiries. The SEC also has deposed a number of current or former Company directors, officers and employees and the Company’s outside counsel, who rendered legal advice in connection with certain issues relating to the concurrent transactions. The FBI, on behalf of the U.S. Attorney, also has interviewed former Company officers and employees. The Company has been, and continues to be, engaged in discussions with the SEC staff conducting the inquiry regarding the possibility of a settlement thereof.

The Company has also provided documents to the Denver office of the SEC in connection with an inquiry that, the Company understands, is focused on Qwest Communications International, Inc., with which the Company entered into several concurrent transactions during 2000 and 2001. The Denver office also has deposed a number of current or former Company employees regarding these matters.

THE GLOBAL CROSSING

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 10	Subsequent Events and Uncertainties—Continued

Other Matters—Continued

During the 107th Congress, the staff of the Subcommittee on Oversight and Investigations of the House of Representatives Energy and Commerce Committee investigated the matters described above. In connection with that investigation, the Company produced documents and the staff interviewed current and former officers and employees of the Company. The Subcommittee held hearings on September 24, 2002, and October 1, 2002, regarding the matters described above. The House of Representatives Financial Services Committee requested that the Company produce documents on matters relating to corporate governance and the proposed transaction with Hutchison and ST Telemedia, and the Company has responded to those requests. In addition, in connection with his investigation of Salomon Smith Barney, the Attorney General of the State of New York has served three subpoenas for documents on the Company, to which the Company has responded by producing the requested documents.

As reported in GCL’s Disclosure Statement that was approved by the Bankruptcy Court on October 28, 2002, the Company announced on October 21, 2002 that it will restate certain financial statements contained in filings previously made with the SEC. The Company’s restatements will record exchanges between carriers of leases of telecommunications capacity at historical carryover basis, pursuant to Accounting Principles Bulletin No. 29 (“APB No. 29”), resulting in no recognition of revenue for such exchanges. The Company had previously relied on guidance provided by Arthur Andersen, its independent accounting firm during the periods subject to restatement, and on an industry white paper provided by Arthur Andersen that set forth principles for accounting for sales and exchanges of telecommunications capacity and services. The SEC staff, however, has advised the Company that its previous accounting for these exchanges did not comply with US GAAP, and that financial statements materially affected by accounting for the exchange transactions at historical carryover basis must be restated. Arthur Andersen has notified the Company that it does not agree with the interpretation of APB No. 29 that requires the restatement. The Company ceased recognition of revenue related to exchanges of leases of telecommunications capacity as of October 1, 2002.

The Company has also determined that, for exchanges that involve service contracts, it will continue to record revenue over the lives of the relevant contracts at fair values under APB No. 29, but that its balance sheet will not reflect the entire value of the contracts received or given in the exchanges. Accordingly, the revenue contributed by previous exchanges involving service contracts will not be restated, but the fair values of these exchanges involving services will be removed from the balance sheets previously filed. The SEC staff does not object to the Company’s conclusions regarding this new treatment of exchanges involving service contracts.

THE GLOBAL CROSSING

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 10	Subsequent Events and Uncertainties—Continued

Other Matters—Continued

Following a detailed review of the complex agreements and accounting for exchanges with other carriers of telecommunications capacity, the Company completed the work necessary to record the restatements of such exchange transactions during the 4th quarter of 2002. As a result, during the month ended December 31, 2002, the Company recorded adjustments to its December 2002 operating results and financial position to reflect the impact for the year 2002 of the updated accounting treatment for such exchange transactions. Details pertaining to the adjustments recorded by the Company in December 2002 can be obtained from the Company’s Monthly Operating Report for the month ended December 31, 2002, which was filed with the Bankruptcy Court on March 5, 2003.

The Company has not yet filed its results for the full years ended December 31, 2001 and December 31, 2002, and expects to utilize the accounting treatment described above for exchanges of telecommunications capacity and service contracts as it prepares that filing, and as it reports results in the future.

The ultimate impact, if any, on the accompanying financial statements resulting from the outcome of these matters cannot presently be determined.

THE GLOBAL CROSSING

EMPLOYEES’ RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN# 98-0189783 PLAN #021

DECEMBER 31, 2001

Identity of Issue Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date Rate of Interest Collateral, Par of Maturity Value	Cost	Current Value
Interest in Registered Investment Companies:
Putnam Income Fund	—	$—	$9,043,632
Putnam Global Growth Fund	—	—	14,974,863
Putnam Voyager Fund	—	—	36,457,175
Putnam Fund for Growth & Income	—	—	7,065,180
Putnam Asset Allocation Fund Balanced Portfolio	—	—	2,639,464

Total Interests in Registered Investment Companies	—	—	70,180,314

Common/Collective Trust:
Putnam S&P 500 Index Fund	—	—	27,099,784
Stable Value Fund	—	—	29,652,864

	—	—	56,752,648

Participant Loans:
Participant Loan Accounts (Interest Rate 4.75%—9.0%)	—	—	6,033,265

Total Assets Held for Investment Purposes		$—	$132,966,227

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Global Crossing Employees’ Retirement Savings Plan
Dated: May 9, 2003	/S/ DAN J. COHRS Dan J. Cohrs Executive Vice-President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit
23	Consent of Insero, Kasperski, Ciaccia & Co., P.C. (filed herewith).